Filed by Frontier Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No.:1-7627
The following communication was distributed to Frontier employees on Friday, April 29, 2011.

HollyFrontier

Weekly Communiqué #07—Merger Update
April 29, 2011

We hope you had a wonderful holiday and great week.

We have several things to share today and, given the 7 pages already comprising this week’s communiqué, we have chosen to postpone additional FAQs until another time.

First, while much work remains, we have made significant progress establishing our organization’s future design.

Second, we are introducing a new section in our weekly communiqués entitled Spotlight.  Today, we are devoting three pages to introduce the Cheyenne refinery and, in weeks to come, Woods Cross, El Dorado, Tulsa, Navajo and HEP.

Third and finally, we have made tremendous strides building the unified HollyFrontier website and securing associated domain names.  We will announce these soon and launch the site upon closing.

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Cheyenne Refinery, Leadership

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Cheyenne Refinery, Timeline1

1934

The Cheyenne refinery begins when two entrepreneurs form the *Capitol Oil & Refining Company*.

1940

After a couple changes in ownership, *Frontier Refining Company* is formed.

1942

The U.S. Government approves plans to build a 100-octane aviation gasoline plant adjacent to the existing refinery to support demand created by World War II.

1944-1945

The aviation plant, which includes the Fluid Catalytic Cracking Unit (still operating today) is completed.

Approximately one year later this plant is purchased by Frontier and converted to gasoline production.

1956

The Unifiner (Diesel Hydrotreater) is added to process high sulfur diesel feedstocks into transportation fuel.

1968-1970

Husky Oil purchases the refinery.

The refinery expands to 24,000 BPD.

1972

The Platformer, Hydrobon (Naphtha Hydrotreater), Alkylation and Butamer units are added.

1979-1980

A new Crude unit is added, followed by the Coker unit a year later.

1984

No. 1 SRU is built.

1991

Wainoco Oil Corporation purchases the Frontier refinery in Cheyenne and subsequently assumes the Frontier name—renaming the parent company *Frontier Oil Corporation.*

1992

A new amine complex is added, along with No. 2 SRU.

2004

The Scanfiner is completed.

2006

The diesel hydrotreater is upgraded to produce UltraLow Sulfur Diesel.

2007

The Coker unit is modernized and expanded.

2011

Today, the Cheyenne refinery has a permitted capacity of 52,000 BPD and is capable of running some of the most challenging crudes available.

We have 273 employees.

1 Special thanks to Martha Fida and Don Finley (at Cheyenne) for their invaluable contributions to this week’s Spotlight.  They’ve set a high bar!

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Cheyenne Refinery, Time Capsule

Frontier's 20th Anniversary

Twenty Years of Steady Growth . . . June 12, 1940 - June 12, 1960

A Few Interesting Statistics on Our Growth . . .

1940	1960
In 1940 Frontier started with 54 employees.	In 1960 Frontier has over 700 employees.
In 1940 the Cheyenne Refinery had a capacity of 1800 barrels daily.	In 1960 the greatly enlarged Cheyenne Refinery has a capacity of 22,000 barrels daily.
In 1940 Frontier had 6 Nebraska outlets.	In 1960 we have 724 outlets.
In 1940 Frontier had one small refinery.	In 1960 it has the refinery at Cheyenne; 1 at Salt Lake City, Four-States Western Refinery at Farmington, New Mexico and a substantial interest in the proposed Florida Refinery.
In 1940 Frontier had but a two state marketing area.	In 1960 it has operations in 18 states.
In 1940—Gross Assets $625,000.00.	In 1960—35 Million.
In 1940—Frontier had no production of its own.	In 1960—Frontier will produce in excess of 2,500 bbls. per day of crude oil for its own account.

The First Issue of Our Rarin' to Go Magazine . . .

How Frontier Got Its *Slogan* "Rarin' To Go" and *Its Famous Trademark*

Some of the Employees Who Started in June, 1940

"In June 1940, the final signature had been made on the last of many legal papers, transferring the Cheyenne property to M.H. (Bud) Robineau. The attorney asked Bud, "How do you feel now?" Bud replied, "Rarin' to go." Instantly as the words crossed his lips they both recognized it as the perfect slogan for the business Bud Robineau would return to Cheyenne to take over. Back in Cheyenne a day or so later relating his slogan to his friend Governor Les Hunt of Wyoming, Governor Hunt suggested the use of the bucking horse design on Wyoming's auto license plates. Bud thanked him kindly but decided his gasoline was going to be rarin' to go—not bucking. Bud's brother-in-law Art Zike suggested a photo of his famous educated horse, Red, in a rarin' position with Art astride. That is Frontier's widely used trademark of today."

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Submitting Questions or Suggestions to our Integration Team

For those of you who have questions, suggestions or concerns about the Integration process—or have heard rumors and would like to surface these for a response, please continue submitting them to Penny Newmark (PNewmark@Frontieroil-den.com) who will, in turn, share them with our Integration Team as necessary. Please share what’s on your mind, as we cannot strive to meet unknown expectations or address unshared concerns.

On the “fun front,” thanks to so many of you for responding eagerly to the (now concluded) HollyFrontier Corporation Logo Contest.  We will review the submissions over the next couple weeks and announce the winner of the iPad2 in a forthcoming communiqué, probably mid-late May.  At that time, we will also announce the next “fun front” contest and corresponding prize….

Quotes for the Week

“To achieve great things, two things are needed: a plan, and not quite enough time.”
—Leonard Bernstein (1918-1990)
Conductor, composer, author, music lecturer and pianist

“Things ain’t like they used to be...and probably never was.”
—Will Rogers (1879-1935)
Cowboy, comedian, humorist, social commentator, vaudeville performer and actor
“The chains of habit are too light to be felt, until they are too heavy to be broken.”
—Warren Buffett
Investor, industrialist, philanthropist, 3rd wealthiest person in the world and Chairman & CEO of Berkshire Hathaway

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Merger Update #08 will be published on Friday, May 6th, 2011 and we will share additional progress at that time.  Today, we filmed a few video segments designed to more fully answer two frequently heard questions: “What’s the purpose of the merger?” and “What sort of culture does executive management want to create?”  We will release these clips throughout May, continuing our organization’s introduction to new colleagues and Holly at large.

On behalf of the broader HollyFrontier Integration Team, thank you for your excellence and extraordinary efforts during these exciting times.

Mike Jennings
Chairman, President & CEO
Frontier Oil Corporation

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger will be submitted to Holly’s shareholders for their consideration, and the proposed merger will be submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly will be available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier will be available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.

Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 31, 2011. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Holly and Frontier have signed an agreement for a subsidiary of Holly to merge with and into Frontier, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s shareholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s business and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.

Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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